Exhibit 3.9

Certificate of Incorporation

of

SG Racing, Inc.

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:02 PM 02/13/2004
FILED 02:55 PM 02/13/2004
SRV 040104616 - 3764794 FILE

CERTIFICATE OF INCORPORATION

OF

SG RACING, INC.

1.             The name of the Corporation is SG Racing, Inc. (the “Corporation”).

2.             The address of the registered office of the Corporation in Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, and the name of the registered agent of the Corporation at such address is The Corporation Trust Company.

3.             The purpose of this Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”).

4.             The total number of shares of stock which this Corporation is authorized to issue is 1,000 shares of Common Stock, par value $.01 per share.

5.             The name and mailing address of the Sole Incorporator are as follows:

Name	Mailing Address

Gary T. Fitzgerald	c/o Kramer Levin Naftalis & Frankel LLP
919 Third Avenue
New York, New York 10022

6.             The personal liability of the Directors of this Corporation is hereby eliminated to the fullest extent permitted by the provisions of paragraph (7) of subsection (b) of § 102 of the Delaware General Corporation Law. If the Delaware General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a Director, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

7.             This Corporation, to the fullest extent permitted by the provisions of § 145 of the Delaware General Corporation Law, as the same may be amended and supplemented, shall indemnify each person who is or was an Officer or Director of this Corporation and each person who serves or served as an Officer or Director of any other corporation, partnership, joint venture, trust or other enterprise at the request of this Corporation and may indemnify any and all other persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-law, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director or Officer and shall inure to the benefit of the heirs, executors, and administrators of such a person.

8.           Election of Directors of this Corporation need not be by written ballot.

9.           The Board of Directors of this Corporation shall have the power to adopt, amend or repeal By-laws of this Corporation, subject to the power of the stockholders of this Corporation to adopt By-laws and to amend or repeal By-laws adopted by the Board of Directors.

Signed at New York, New York

on February 13, 2004

/s/ Gary T. Fitzgerald
Gary T. Fitzgerald
Sole Incorporator